Issuer Free Writing Prospectus
September 28, 2009
Filed pursuant to Rule 433
Registration Statement No. 333-159748

Final Term Sheet

Issuer:	Weyerhaeuser Company
Security:	7.375 % Notes due 2019
Offering Format:	SEC registered
Size:	$ 500,000,000
Maturity:	October 1, 2019
Coupon (Interest Rate):	7.375 % per annum, accruing from October 1, 2009
Yield to Maturity:	7.498%
Spread to Benchmark Treasury:	+ 420 basis points
Benchmark Treasury:	3.625% due August 15, 2019
Benchmark Treasury Yield:	3.298%
Interest Payment Dates:	April 1 and October 1, commencing April 1, 2010
Price to Public:	99.145%, plus accrued interest (if any)
Net Proceeds (Before Expenses) to Issuer:	$ 490,725,000 (98.145% of face amount)
Make-Whole Call:	In whole or in part, at any time, at Weyerhaeuser’s option, at the greater of (a) 100% of the principal amount and (b) discounted present value at Treasury Rate plus 50 basis points
Trade Date:	September 28, 2009
Settlement Date:	October 1, 2009 (T+3)
Denominations:	$2,000 x $1,000
CUSIP:	962166 BV5
Anticipated Ratings:	Ba1 (stable) by Moody’s Investors Service, Inc. BBB- (stable) by Standard & Poor’s Ratings Services
Joint Book-Running Managers:	Morgan Stanley & Co. Incorporated Deutsche Bank Securities Inc. J. P. Morgan Securities Inc.
Co-Managers:	Banc of America Securities LLC Citigroup Global Markets Inc. Goldman, Sachs & Co. Mitsubishi UFJ Securities (USA), Inc. Scotia Capital (USA) Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. Incorporated at 1-866-718-1649, Deutsche Bank Securities Inc. at 1-800-503-4611 or J.P. Morgan Securities Inc. at 1-212-834-4533.

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